Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by CAPITAL PRODUCT PARTNERS L.P. (SEC File No. 001-33373)
Subject Company: CRUDE CARRIERS CORP. (SEC File No.001-34651
Capital Product Partners L.P. to Present at the NAPTP 2011 MLP Investor Conference
ATHENS, Greece, May 23, 2011 — Capital Product Partners L.P. (Nasdaq: CPLP) today announced that Mr. Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital Product Partners L.P., will present at the National Association of Publicly Traded Partnerships’ (“NAPTP”) 10th Annual MLP Investor Conference in Old Greenwich, CT, on Wednesday, May 25, 2011, at 2:15 pm Eastern Time. Mr. Lazaridis will discuss the announcement earlier this month of the Partnership’s entry into a definitive agreement to merge with Crude Carriers Corp., along with the acquisition of M/V Cape Agamemnon.
About Capital Product Partners L.P.
Capital Product Partners L.P. (Nasdaq: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 21 vessels, including 18 modern MR tankers, two small product tankers and one Suezmax crude oil tanker. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V. and Capital Maritime & Trading Corp.
For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-G
Capital GP L.L.C.	Investor Relations / Media:
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc.
i.lazaridis@capitalpplp.com	230 Park Avenue — Suite 1536
New York, NY 10160, USA
Capital Maritime & Trading Corp.	(212) 661-7566
Jerry Kalogiratos	cplp@capitallink.com
+30 (210) 4584 950	www.capitallink.com
j.kalogiratos@capitalpplp.com

Important Information For Investors And Shareholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between CPLP and Crude Carriers (“Crude”) will be submitted to the shareholders of Crude for their consideration. CPLP may file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will contain a prospectus of CPLP and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of Crude prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about CPLP and Crude, the business combination and related matters including the terms and conditions of the transaction. INVESTORS AND SECURITY HOLDERS OF EACH OF CPLP AND CRUDE ARE URGED TO READ THE FORM F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS, AS THEY MAY BE AMENDED FROM TIME TO TIME, THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the prospectus and other documents containing important information about CPLP and Crude, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CPLP will be available free of charge on CPLP’s website at www.capitalpplp.com under the tab “Investor Relations” or by contacting CPLP’s Investor Relations Department at +1 (212) 661-7566.